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                                                                    EXHIBIT 99.1

                     AGREEMENT BAAN COMPANY AND BEAR STEARNS

BARNEVELD, THE NETHERLANDS AND HERNDON, VIRGINIA -MAY 4, 2000 - Baan Company has received inquiries about the put agreement with Bear Stearns International Ltd. We wish to clarify that under this agreement and subject to certain conditions, Baan may put shares of its common stock to Bear Stearns as often as every three trading days.

The agreement gives Bear Stearns the option, on a case-by-case basis, to decline to close on any put if the share price drops below a certain level. However, Bear Stearns has agreed to waive that requirement for puts that have been exercised to date, and will continue to address future puts with Bear Stearns on a case-by-case basis going forward as needed.

ABOUT BAAN COMPANY

Founded in 1978, Baan Company (NASDAQ: BAANF; ASE: BAAN) is a global provider of enterprise business solutions. Baan Company offers a comprehensive portfolio of integrated services and best-in-class, component-based applications that span an organization's entire value chain including E-Business and Web Commerce, Customer Relationship Management, Enterprise Resource Planning, Supply Chain Management, and Corporate Knowledge Management. Deployed at more than 15,000 customer sites worldwide, Baan Company solutions enable organizations to drive strategic business growth, improve business processes, reduce operating complexity, and increase corporate flexibility.

Baan Company has dual headquarters in Barneveld, The Netherlands and Herndon, Virginia, USA and can be found on the World Wide Web at www.baan.com.

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Statements in this press release using the words "believes," "expects,"
"anticipates," and the like are forward-looking statements within the meaning of the Securities Exchange Act of 1934, as amended, and as such are subject to a number of risks and uncertainties that could significantly affect outcomes. Actual outcomes, therefore, may differ materially from the expectations, estimates, or assumptions expressed in or implied by any such statements. Typical risks and uncertainties may be reviewed in the Baan Company's public filings on file with the U.S. Securities and Exchange Commission (including its most recent Form 20-F and 6-K).

"Baan" is a registered trademark of Baan Company, and any trade, product, or service name referenced in this release using the name "Baan" is a trademark and/or property of Baan Company. All other company, product, and service names may be trademarks of their respective owners.

FOR MORE INFORMATION, PLEASE CONTACT:

Peter Kramer
Baan Company Press Room
+31 (0)342 428 786
pressroom@baan.nl

George Thompson
Fleishman-Hillard (for Baan Company)
+1 202 828-9708
press@baan.com